Exhibit 99.1

Tencent Music Entertainment Group to Hold Annual General Meeting on June 27, 2025

SHENZHEN, China, May 20, 2025 /PRNewswire/ -- Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that it will hold its annual general meeting of shareholders (the "AGM") at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong on Friday, June 27, 2025 at 10 a.m. (Beijing/Hong Kong time) for the purposes of considering and, if thought fit, passing the resolutions as set forth in the notice of the AGM (the "AGM Notice"). The AGM Notice and the form of proxy for the AGM are available on the Company's website at https://ir.tencentmusic.com on May 20, 2025. The Board of Directors of the Company fully supports the proposed resolutions and recommends that shareholders and holders of American depositary shares ("ADSs") vote in favor of the resolutions.

Holders of record of the Company's ordinary shares as of the close of business on Tuesday, May 20, 2025 (Beijing/Hong Kong time), are entitled to receive notice of, and to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on Tuesday, May 20, 2025 (U.S. Eastern Time) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, or indirectly through a bank, brokerage or other securities intermediary, as the case may be.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the "SEC"). The Company's annual report on Form 20-F can be accessed on the Company's website at https://ir.tencentmusic.com and on the SEC's website at https://www.sec.gov.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

2